Mail Stop 4561

February 23, 2010

Michael J. Rockenbach
Executive Vice President and CFO
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

>   **Re: Emulex Corporation**
>   **Form 10-K for the Fiscal Year Ended June 28, 2009**
>   **File No. 001-31353**

Dear Mr. Rockenbach:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief